September 15, 2011

By EDGAR Transmission

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C.  20549

Attn:  Sasha Parikh

Re:                             Momenta Pharmaceuticals, Inc.
Form 10-K for the Year Ended December 31, 2010
Filed March 10, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 5, 2011
File No. 0-50797

Ladies and Gentlemen:

On behalf of Momenta Pharmaceuticals, Inc. (the “Company”), I am writing in response to comments contained in the letter dated August 24, 2011 (the “Letter”) from Jim B. Rosenberg of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned.  The responses set forth below are keyed to the numbering of the comments and the headings used in the Letter.

Form 10-K for the Year Ended December 31, 2010

Notes to Consolidated Financial Statements
2.  Summary of Significant Account Policies
Revenue Recognition
Product Revenue, page 78

1.                                       Please provide us the following for the year ended December 31, 2010 and the six months ended June 30, 2011:

•                  Information provided by the collaboration partner organized by line item similar to that required by Article 5-03(b) of Regulation S-X and reconciled to the amounts reported by you as collaboration product revenue.

•                  The nature and amount of adjustments reflected in the six months ended June 30, 2011 that related to changes in estimates as of December 31, 2010.

•                  How you were able to make reasonable estimates for returns and other sales allowances since enoxaparin sodium for injection appears to be your first and only product.

•                  How you determined that the information provided by the collaboration partner was reliable and accurate.

•                  How the amount of accounts receivable due from the collaboration partner was determined (i.e., whether you billed the collaboration partner based on the information they provided you, the partner told you how much they owned you) and the extent of any disagreements between you and the collaboration partner regarding the amount of accounts receivable.

Response:

Please refer to Table 1 at the end of this letter. This table lists the information provided by our collaboration partner for the year ended December 31, 2010 and the six months ended June 30, 2011, organized by line item similar to that required by Article 5-03(b) of Regulation S-X and reconciled to the amounts reported by us as collaboration product revenue.

Sandoz AG and Sandoz Inc, generic affiliates of Novartis AG (referred to together as Sandoz), is our collaborative partner and markets the product enoxaparin sodium injection. Enoxaparin sodium injection is a generic version of Sanofi’s Lovenox®, the leading branded low molecular weight heparin, which was launched by Sanofi in 1998.  Sanofi reported $2.7 billion in Lovenox net sales in the United States in 2009, the last full year of sales prior to the launch of enoxaparin sodium injection.

In the six months ended June 30, 2011, Sandoz reported to us adjustments in reserves for returns and other sales allowances that related to changes in estimates as of December 31, 2010, totaling  approximately $6.4 million of contractual profit, an increase of approximately $2.9 million (45% of $6.4 million) of collaboration product revenue reported by us in the six months ended June 30, 2011, or approximately 1.8% of reported product revenue for the six months ended June 30, 2011.

We acknowledge that enoxaparin sodium injection is our first and only marketed product; however, enoxaparin sodium injection is not the first and only marketed product for our collaborative partner, Sandoz. Enoxaparin sodium injection was approved by the U.S. Food and Drug Administration (“FDA”) and launched in July 2010. Upon approval, the FDA designated enoxaparin sodium injection as fully interchangeable for Lovenox.  Consequently, doctors and customers, such as hospitals and pharmacies, are allowed to substitute the generic product, enoxaparin sodium injection, for the branded Lovenox product. Upon launch in July 2010, enoxaparin sodium injection was priced by Sandoz at a discount to the branded Lovenox product, creating an immediate strong demand for enoxaparin sodium injection.  Sandoz has extensive experience in marketing and selling generic drugs such as enoxaparin sodium injection and uses its experience and historical data from sales of similar generic drugs to the same customers to make reasonable estimates for returns and other sales allowances.  Sandoz maintains written contracts with pharmacies, hospitals, distributors and other customers, and deducts amounts based on contractual terms and other estimated amounts from its gross revenues at the time the revenues are recognized. In addition, customers have certain rights to return enoxaparin sodium injection, including the right to return product within six months prior to the labeled expiration date. The expiration date for enoxaparin sodium injection is two years after it has been converted into its filled and finished form, which is the last step in the manufacturing process for enoxaparin sodium injection.  However, since launch, Sandoz’s ability to fully meet the market demand for enoxaparin sodium injection has been constrained by limitations in the enoxaparin sodium injection supply chain.  The demand for the generic enoxaparin sodium injection product is high; consequently the customers’ on-hand stock of enoxaparin sodium injection has been limited.  Therefore, the amount of actual returns of enoxaparin sodium injection to date has been low.

We also acknowledge our responsibility to evaluate the reserves for returns and other sales allowances that are estimated by Sandoz.  In order for us to evaluate Sandoz’s ability to develop estimates for sales returns and other sales allowances, and to determine that the net sales and profit share information provided to us by Sandoz is reliable and accurate, we performed the following procedures.

•                  Shortly following the launch of the product, our Chief Financial Officer and Controller visited the Sandoz U.S. headquarters and met with Sandoz finance and accounting personnel to review their policies, procedures and internal controls for sales accounting and reporting and more specifically, their process for developing estimates for sales returns and other sales allowances. We concluded that Sandoz has appropriate processes over the development of estimates for sales returns and sales allowances.

•                  In August 2010, we exercised our contractual audit rights included in the Collaboration and License Agreement with Sandoz, and engaged a public accounting firm (KPMG LLP) separate from our independent registered public accounting firm, to perform agreed upon procedures related to each of the initial three quarters following the launch, as well as for the first full launch year ended June 30, 2011. To date, KPMG LLP has not identified any material exceptions or adjustments to the net sales or profit calculations provided to us by Sandoz. Our independent registered public accounting firm is Ernst & Young LLP.

•                  Each quarter, Sandoz provides us with a detailed profit share calculation.  Included in the calculation is the gross amount invoiced for enoxaparin sodium injection less deductions for estimated returns and other sales allowances.  We perform analytical procedures, such as comparing publicly available prescription and pharmaceutical sales data published by IMS Health and others to the data provided by Sandoz in the profit share calculation. Additionally, we compare the amount of inventory in the distribution channel as provided by Sandoz to the publicly available prescription data and assess the estimated number of units still in the distribution channel and the remaining shelf life of those units of enoxaparin sodium injection. Each quarter, period to period fluctuations and variances, if any, from the estimates developed by Sandoz are investigated and discussed with Sandoz personnel.  This analysis and discussion with Sandoz continues to the date of the filing of our Annual Report on Form 10-K or Quarterly Report on Form 10-Q, in order to determine whether any of the underlying estimates should be changed up to the date of the filing. As discussed below, because of the additional time available to us to update estimates provided to us by Sandoz, this  process has resulted in timing differences between the amounts reported to us by Sandoz  and the collaboration product revenue reported by us. To date these differences have not been material.

As a result of the factors above, we believe that we and Sandoz have the ability to develop a reasonable estimate of sales returns and other sales allowances at the time of revenue recognition.

We determine the amount of collaboration product revenue and the related accounts receivable based on the information provided by Sandoz, adjusted if necessary for any timing differences. As noted in Table 1, based on our review of the amounts reported to us by Sandoz, prior to filing our Annual Report on Form 10-K for the year ended December 31, 2010, we adjusted the estimate made by Sandoz for returns and other sales allowances as of December 31, 2010 by reducing the reserve by approximately $6.0 million, resulting in an increase in our reported collaboration product revenue for 2010 of $2.7 million.  To date, we have had no disagreements with Sandoz regarding the amount of accounts receivable due.

Form 10-Q for the Quarterly Period Ended June 30, 2011

Notes to Unaudited, Condensed Consolidated Financial Statements

2.  Summary of Significant Accounting Policies
Revenue Recognition
Research and Development Revenue, page 6

2.                                       Please tell us how your policy “Milestone payments are recognized as research and development revenue upon achievement of the milestone only if (1) the milestone payment is non-refundable, (2) substantive effort is involved in achieving the milestone and (3) the amount of the milestone is reasonable in relation to the effort expended or the risk associated with achievement of the milestone” complies with the three criteria in ASC 605-28-25-2.

Response:

We respectfully inform the Staff that we believe our policy with respect to milestone payments complies with the three criteria in ASC 605-28-25-2. We have research, collaboration and license agreements with Sandoz related to the development and commercialization of enoxaparin sodium injection and generic Copaxone®, pursuant to which we could receive consideration in the form of milestone payments in future periods. At the inception of each arrangement that includes milestone payments, we evaluate each milestone to determine whether (a) the milestone can only be achieved based in whole or in part on either (i) our performance or (ii) on the occurrence of a specific outcome resulting from our performance, (b) there is substantive uncertainty at the date the arrangement is entered into that the event will be achieved and (c) the achievement of the event would result in additional payments being due to us.

Additionally, we evaluate whether each milestone is considered “substantive”. We designate a milestone as “substantive” only if it meets each of the following three criteria: (1) the consideration is commensurate with either (a) the Company’s performance to achieve the milestone, or (b) the enhancement of the value of the delivered item(s) as a result of a specific outcome resulting from the Company’s performance to achieve the milestone, (2) the consideration relates solely to past performance and (3) the consideration is reasonable relative to all of the deliverables and payment terms within the arrangement.

We evaluate factors such as the scientific, regulatory, commercial and other risks that must be overcome to achieve the respective milestone, the level of effort and investment required and whether the milestone consideration is reasonable relative to all deliverables and payment terms in the arrangement in making this assessment. We have concluded that all of the development and regulatory milestones pursuant to its research and development arrangements are substantive. Revenues from development and regulatory milestones, if they are nonrefundable and deemed substantive, are recognized upon successful accomplishment of the milestones. Milestones that are not considered substantive, if any, are accounted for as license payments and are evaluated as such in accordance with our accounting policy for multiple element arrangements.  Sales-based and commercial milestones are accounted for as royalties and are recorded as revenue upon achievement of the milestone, assuming all other revenue recognition criteria are met.

3.                                       Regarding your disclosure under “2003 Sandoz Collaboration” that “If certain milestones are achieved with respect to enoxaparin sodium injection under certain circumstances, Sandoz will make payments to the Company which would reach $55 million if all such milestones are achieved” and your disclosure under “2006 Sandoz Collaboration” that “The Company is eligible to receive up to $163.0 million in milestone payments if all milestones are achieved for the products remaining under collaboration,” please tell us how these milestones meet one of the criteria in ASC 605-28-20b., and provide us proposed disclosure to be included in future periodic reports as required by ASC 605-28-50-2.b.c. and d.

Response: In response to the Staff’s comment, we intend to revise our disclosure regarding the policy on milestone payments in the subsection entitled “Revenue Recognition” within Note 2 Summary of Significant Accounting Policies as well as in our critical accounting policies in Management’s Discussion and Analysis in our Quarterly Report on Form 10-Q for the quarter ending September 30, 2011. Such revised disclosure will be substantially similar to that set forth below.  The underlined text indicates the proposed additional disclosure.  The proposed disclosures are prepared as of June 30, 2011, the end of our second fiscal quarter, but will be revised in future periodic reports to reflect information from the relevant reporting period.

“Research and Development Revenue

The Company receives revenue from collaboration agreements with one collaborative partner. Under the terms of collaboration agreements entered into by the Company, the Company has received and may continue to receive non-refundable, up-front license fees, funding or reimbursement of research and development efforts, milestone payments if specified objectives are achieved and/or profit-sharing or royalties on product sales. Agreements containing multiple elements are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the collaborative partner and whether there is objective and reliable evidence of fair value of the undelivered obligation(s). The consideration received is then allocated among the separate units based on either their respective fair values or the residual method, and the applicable revenue recognition criteria are applied to each of the separate units.

In October 2009, the Financial Accounting Standards Board issued a new accounting standard which amends the guidance on the accounting for arrangements involving the delivery of more than one element. This standard addresses the determination of the unit(s) of accounting for multiple-element arrangements and how the arrangement’s consideration should be allocated to each unit of accounting. The Company adopted this new accounting standard on a prospective basis for all multiple-element arrangements entered into on or after January 1, 2011 and for any multiple-element arrangements that were entered into prior to January 1, 2011 but materially modified on or after January 1, 2011.

Pursuant to the new standard, each required deliverable is evaluated to determine if it qualifies as a separate unit of accounting. This determination is generally based on whether the deliverable has “stand-alone value” to the customer. The arrangement’s consideration is then allocated to each separate unit of accounting based on the relative selling price of each deliverable. The estimated selling price of each deliverable is determined using the following hierarchy of values: (i) vendor-specific objective evidence of fair value, (ii) third-party evidence of selling price, and (iii) best estimate of the selling price (BESP). The BESP reflects the Company’s best estimate of what the selling price would be if the deliverable was regularly sold on a stand-alone basis. The Company expects, in general, to use BESP for allocating consideration to each deliverable. In general, the consideration allocated to each unit of accounting is then recognized as the related goods or services are delivered limited to the consideration not contingent upon future deliverables.

For multiple-element arrangements entered into prior to January 1, 2011 and not materially modified thereafter, the Company continues to apply its prior accounting policy with respect to such arrangements. Under this policy, in general, revenue from non-refundable, upfront fees related to intellectual property rights/licenses where the Company has continuing involvement is recognized ratably over the estimated period of ongoing involvement, which is typically the development term, because there was no objective and reliable evidence of fair value for any undelivered item to allow the delivered item to be considered a separate unit of accounting. This requirement with respect to the fair value of undelivered items was modified in the newly issued accounting standard. Research and development funding is recognized as earned over the period of effort. In general, the consideration with respect to the other deliverables is recognized when the goods or services are delivered.

The Company has research, collaboration and license agreements with Sandoz related to the development and commercialization of enoxaparin sodium injection and generic Copaxone pursuant to which it could receive consideration in the form of milestone payments in future periods. At the inception of each arrangement that includes milestone payments, the Company evaluates each milestone to determine whether (a) the milestone can only be achieved based in whole or in part on either (i) the Company’s performance or (ii) on the occurrence of a specific outcome resulting from the Company’s performance (b) there is substantive uncertainty at the date the arrangement is entered into that the event will be achieved and (c) the achievement of the event would result in additional payments being due to the Company.

Additionally, the Company evaluates whether each milestone is considered “substantive”. The Company designates a milestone as “substantive” only if it meets all of the following three criteria (1) the consideration is commensurate with either (a) the Company’s performance to achieve the milestone or (b) the enhancement of the value of the delivered item(s) as a result of a specific outcome resulting from the Company’s performance to achieve the milestone, (2) the consideration relates solely to past performance and (3) the consideration is reasonable relative to all of the deliverables and payment terms within the arrangement.

The Company evaluates factors such as the scientific, regulatory, commercial and other risks that must be overcome to achieve the respective milestone, the level of effort and investment required and whether the milestone consideration is reasonable relative to all deliverables and payment terms in the arrangement in making this assessment. The Company has concluded that all of the development and regulatory milestones pursuant to its existing research and development arrangements are substantive. Revenues from development and regulatory milestones, if they are nonrefundable and deemed substantive, are recognized upon successful accomplishment of the milestones as research and development revenue. Milestones that are not considered substantive are accounted for as license payments and are evaluated as such in accordance with the Company’s accounting policy for multiple element arrangements.  Sales-based and commercial milestones are accounted for as royalties and are recorded as revenue upon achievement of the milestone, assuming all other revenue recognition criteria are met.”

In response to the Staff’s comment, we also intend to revise our disclosure in Note 7 Collaboration and License Agreements in our Quarterly Report on Form 10-Q for the quarter ending September 30, 2011.  Such revised disclosure will be substantially similar to that set forth below.  The underlined text indicates the proposed additional disclosure.  The proposed disclosures are prepared as of June 30, 2011, the end of our second fiscal quarter, but will be revised in future periodic reports to reflect information from the relevant reporting period.

“2003 Sandoz Collaboration

In November 2003, the Company entered into a collaboration and license agreement (the “2003 Sandoz Collaboration”) with Sandoz N.V. and Sandoz Inc. to jointly develop and commercialize enoxaparin sodium injection, a generic version of Lovenox®, a low molecular weight heparin or LMWH. Sandoz N.V. later assigned its rights and obligations under the 2003 Sandoz Collaboration to Sandoz AG. Sandoz AG and Sandoz Inc. are collectively referred to as “Sandoz.” Under the 2003 Sandoz Collaboration, the Company granted Sandoz the exclusive right to manufacture, distribute and sell enoxaparin sodium injection in the United States. The Company agreed to provide development and related services on a commercially reasonable basis, which included developing a manufacturing process to make enoxaparin sodium injection, scaling up the process, contributing to the preparation of an Abbreviated New Drug Application, or ANDA, in Sandoz’s name to be filed with the United States Food and Drug Administration, or FDA, further scaling up the manufacturing process to commercial scale, and related development of intellectual property. The Company has the right to participate in a joint steering committee which is responsible for overseeing development, legal and commercial activities and approves the annual collaboration plan. Sandoz is responsible for commercialization activities and will exclusively distribute and market the product.  The Company identified two significant deliverables in this arrangement including: (i) a license and (ii) development and related services. The Company determined that the license did not meet the criteria for separation as it did not have stand alone value apart from the development services, which are proprietary to the Company. Therefore, the Company has determined that a single unit of accounting exists with respect to the 2003 Sandoz Collaboration.

The Company is paid at cost for external costs incurred for development and related activities and is paid for full time equivalents, or FTEs, performing development and related services. In addition, in the event no third-party competitors are marketing an interchangeable generic version of Lovenox, or Lovenox-Equivalent Product (as defined in the 2003 Sandoz Collaboration), Sandoz will pay the Company 45% of the contractual profits from the sale of enoxaparin sodium injection. If a third-party competitor begins marketing a Lovenox-Equivalent Product, Sandoz will instead pay the Company a royalty based on net sales of enoxaparin sodium injection. If the only Lovenox-Equivalent Product being marketed by a third-party competitor is Lovenox being marketed by Sanofi-Aventis, which distributes Lovenox, as a generic drug or licensed by Sanofi-Aventis to another company to be sold as a generic drug, both known as authorized generics, Sandoz will pay the Company a combination of a royalty payment based on net sales and a share of profits. If certain milestones are achieved with respect to enoxaparin sodium injection under certain circumstances, Sandoz agreed to make payments to the Company which would reach $55 million if all such milestones are achieved.  Under the 2003 Sandoz Collaboration, the Company earned and recognized $5.0 million in research and development revenue in July 2010 upon achievement of a regulatory milestone.  No third-party competitors had marketed a Lovenox-Equivalent Product as of July 23, 2011, the one year anniversary of the FDA’s approval of enoxaparin sodium for injection. As a result, for the quarter ending September 30, 2011, the Company earned and recognized $10.0 million in collaboration revenue upon the achievement of a commercial milestone.  The Company is eligible to receive an additional $40.0 million in sales-based and commercial milestones under the 2003 Sandoz Collaboration.

A portion of the development expenses and certain legal expenses, which in the aggregate have exceeded a specified amount, are offset against profit-sharing amounts, royalties and milestone payments. Sandoz also may offset a portion of any product liability costs and certain other expenses arising from patent litigation against any profit-sharing amounts, royalties and milestone payments.”

“2006 Sandoz Collaboration

In July 2006, the Company entered into a Stock Purchase Agreement and an Investor Rights Agreement with Novartis Pharma AG, and in June 2007, the Company and Sandoz AG executed a definitive collaboration and license agreement (as amended, the “Definitive Agreement”). Together, this series of agreements is referred to as the “2006 Sandoz Collaboration.”

Pursuant to the terms of the Stock Purchase Agreement, the Company sold 4,708,679 shares of common stock to Novartis Pharma AG, an affiliate of Sandoz AG, at a per share price of $15.93 (the closing price of the Company’s common stock on the NASDAQ Global Market was $13.05 on the date of the Stock Purchase Agreement) for an aggregate purchase price of $75.0 million, resulting in a paid premium of $13.6 million. The Company recognizes revenue from the $13.6 million paid premium on a straight-line basis over the estimated development period of approximately six years beginning in June 2007. The Company recognized research and development revenue relating to this paid premium of approximately $0.5 million for each of the three months ended June 30, 2011 and 2010. The Company recognized research and development revenue relating to this paid premium of approximately $1.1 million for each of the six months ended June 30, 2011 and 2010. Under the 2006 Sandoz Collaboration, the Company and Sandoz AG expanded the geographic markets for enoxaparin sodium injection covered by the 2003 Sandoz Collaboration to include the European Union and further agreed to exclusively collaborate on the development and commercialization of three other follow-on and complex generic products for sale in specified regions of the world. In December 2008, the Company and Sandoz AG terminated the collaborative program with regard to one of the follow-on products, M249, primarily due to the commercial prospects for M249. In December 2009, the Company and Sandoz AG terminated the collaborative program with regard to the other follow-on product, M178. Each party has granted the other an exclusive license under its intellectual property rights to develop and commercialize such products for all medical indications in the relevant regions. For the remaining products under the collaboration, the Company has agreed to provide development and related services on a commercially reasonable basis, which includes developing a manufacturing process to make the products, scaling up the process, contributing to the preparation of regulatory filings, further scaling up the manufacturing process to commercial scale, and related development of intellectual property. The Company has the right to participate in a joint steering committee, which is responsible for overseeing development, legal and commercial activities and approves the annual collaboration plan. Sandoz AG is responsible for commercialization activities and will exclusively distribute and market any products covered by the 2006 Sandoz Collaboration. The Company identified two significant deliverables in this arrangement including: (i) a license and (ii) the development and related services. The Company determined that the license did not meet the criteria for separation as it does not have stand alone value apart from the development services, which are proprietary to the Company. Therefore, the Company has determined that a single unit of accounting exists with respect to the 2006 Sandoz Collaboration.

The term of the Definitive Agreement extends throughout the development and commercialization of the products until the last sale of the products, unless earlier terminated by either party pursuant to the provisions of the Definitive Agreement. Sandoz AG has agreed to indemnify the Company for various claims, and a certain portion of such costs may be offset against certain future payments received by the Company.

Costs, including development costs and the cost of clinical studies, will be borne by the parties in varying proportions, depending on the type of expense and the related product. All commercialization responsibilities and costs will be borne by Sandoz AG. Under the 2006 Sandoz Collaboration, the Company is paid at cost for any external costs incurred in the development of products where development activities are funded solely by Sandoz AG, or partly in proportion where development costs are shared between the Company and Sandoz AG. The Company also is paid for FTEs performing development services where development activities are funded solely by Sandoz AG, or partly by proportion where development costs are shared between the Company and Sandoz AG. The parties will share profits in varying proportions, depending on the product. The Company is eligible to receive up to $163.0 million in milestone payments upon the achievement of certain regulatory, commercial and sales-based milestones that include $10.0 million in regulatory milestones related to the approval by the FDA of Copaxone and $153.0 in sales-based and commercial milestones. The Company did not recognize any milestone payments under this arrangement in the six months ended June 30, 2011 or 2010.

The Company recognizes research and development revenue from FTE services and research and development revenue from external development costs upon completion of the performance requirements (i.e., as the services are performed and the reimbursable costs are incurred). Revenue from external development costs are recorded on a gross basis as the Company contracts directly with, manages the work of and is responsible for payments to third party vendors for such development and related services, except with respect to any amounts due Sandoz for shared development costs, which are recorded on a net basis. The Company recorded a reduction in research and development revenue of $0.9 million and $1.3 million for the three and six months ended June 30, 2011, respectively, related to the shared development costs.”

*   *   *

As requested in the Letter, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone either the undersigned at (617) 491-5131 or Rosemary Reilly of WilmerHale, the Company’s outside counsel, at (617) 526-6000.

Sincerely,

/s/ Richard P. Shea

Richard P. Shea
Senior Vice President and Chief Financial Officer

cc:	Rosemary G. Reilly, WilmerHale

Table 1

(millions)	Six Months Ended June 30, 2011	Year Ended December 31, 2010

Information provided by the collaboration partner:

Net Sales	$531.0	$462.1

Costs deducted to calculate contract profit (1)	$(161.4)	$(170.7)

Contractual profit	$369.6	$291.4

Contractual reimbursement of product development expenses	$(4.0)	$(37.2)

Reconciliation to reported Collaboration product revenue:

Contractual profit	$369.6	$291.4

45% Profit Share	45%	45%

Profit Share	$166.3	$131.1

Less: Company adjustment (2)	$(2.7)	$2 .7
Less: Reimbursement of product development expenses	$(4.0)	$(37.2)

Reported collaboration product revenues	$159.6	$96.6

(1)  Includes cost of product sold and an allowance for selling and marketing costs.

(2)  Profit Share impact of changes in estimates for returns and other sales allowances made by the Company.